UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RAPTOR PHARMACEUTICAL CORP.

(Name of Subject Company)

RAPTOR PHARMACEUTICAL CORP.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Michael P. Smith

Chief Financial Officer

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, California 94949

(415) 408-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Kathleen M. Wells

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”) by Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated September 12, 2016, by and among Raptor, Parent and Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”):

Frequently Asked Questions for Raptor employees (the “Employee FAQ”). The Employee FAQ was first used or made available on September 12, 2016.

1.	What was announced?

•	Raptor has entered into a definitive agreement to be acquired by Horizon Pharma for $9.00 per share in cash, or approximately $800 million.

•	We believe that this transaction represents the best step forward for our company.

2.	Who is Horizon Pharma?

•	Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs.

•	It currently markets nine medicines through its orphan, primary care and rheumatology business units.

•	Horizon has guided to more than $1.0 billion in net sales in 2016, with an Adjusted EBITDA contribution of more than $495 million.. Horizon Pharma’s global headquarters are in Dublin, Ireland and U.S. operations are located in Lake Forest, Ill. . As of 9/9/16, Horizon Pharma has a market cap of approximately $2.8 billion.

•	Horizon has nearly 1,000 employees globally

3.	Why is Raptor being acquired by Horizon Pharma?

•	Simply put, based on our outstanding business performance since the launch of PROCYSBI and the value of our multiple upcoming clinical and regulatory developments for both PROCYSBI and QUINSAIR, we became a very attractive company. This resulted in strong interest from several companies which ultimately translated into an offer to buy Raptor that the Board determined was in the best interest of shareholders.

•	With Horizon Pharma’s broad commercial portfolio and financial capability to invest in promising clinical development opportunities, we will be better positioned to bring our medicines to patients globally.

•	For Horizon Pharma, combining with Raptor will strengthen Horizon Pharma’s U.S. orphan business and provide a platform for Horizon Pharma to expand its orphan business in Europe and other key international markets.

•	Further, the addition of PROCYSBI® and QUINSAIR™ will increase Horizon Pharma’s portfolio to include 11 medicines across three business units: orphan, rheumatology and primary care.

4.	When will the transaction be completed? What should I expect between now and them?

•	We expect to close the transaction in the fourth quarter of 2016, subject to certain conditions.

•	Until that time, Raptor and Horizon Pharma will continue to operate as separate, independent companies.

•	It is important that we stay focused on our day-to-day responsibilities and continue delivering breakthrough therapies to patients in need of new treatment options.

•	Over the coming weeks, we will be participating in planning work on how it may be best to bring our companies together and capitalize on the strengths and talent across each organization.

•	Raptor will be organizing Pre-Close Planning and Communications teams for all functions globally, led by Dave Happel and Justin Ford, respectively, to help answer employee questions, communicate updates and assist Raptor employees with transition questions or activities prior to the close. We will announce communications meetings as appropriate to keep everyone informed.

5.	What does this transaction mean for me?

•	We expect to close the transaction in the fourth quarter of 2016.

•	Until that time, Raptor and Horizon Pharma will continue to operate as separate, independent companies.

•	Following the transaction, Raptor will be part of an organization with the financial capability to further the development and commercialization of our products and pipeline, greatly benefitting our patient communities.

•	We will continue to keep you informed about progress and plans as they develop.

6.	Will there be any changes in staffing as a result of the acquisition?

•	We have only just announced the transaction and many decisions have yet to be made.

•	Over the coming weeks, we will be participating in planning work on how it may be best to bring our companies together and capitalize on the strengths and talent across each organization.

•	Horizon Pharma has conveyed interest in our products and portfolio and has expressed positive feedback related to our team’s execution.

•	We recognize that job security and compensation are on the minds of employees and we are committed to keeping you informed as we move through this process.

7.	When will I know if I don’t have a job and what will my benefits be?

•	We will continue to operate as an independent company through closing and do not expect significant changes to reporting lines or management structures during that time period.

•	Until the transaction closes, we will participate in integration planning to make many key decisions, including decisions related to staffing. We will work closely with Horizon Pharma to determine the combined company’s needs, which will be communicated to our employees as soon as possible.

•	Raptor will be organizing Pre-Close Planning and Communications teams for all functions globally, led by Dave Happel and Justin Ford, respectively, to help answer employee questions, communicate updates and assist Raptor employees with transition questions or activities prior to the close. We will announce communications meetings as appropriate to keep everyone informed.

•	We will provide more detailed information regarding severance and benefits as it becomes available.

8.	If I receive another job offer before this transaction, can I accept that job and receive my severance?

•	Employees are only eligible to receive a severance benefit if one’s position is eliminated while they are employed by the Company.

9.	Will there be any changes to employee salaries, compensation or benefits as a result of the transaction?

•	Employee salaries, compensation and benefits will remain unchanged through closing.

•	All employees who remain employed through the closing will receive their 2016 bonus under the current eligibility rules.

•	When two companies come together, there are always similarities and differences, particularly with benefits plans, corporate policies and compensation practices.

•	Importantly, we expect that employees who continue with Horizon Pharma will be eligible for comparable and competitive benefits packages.

•	All employees not retained following closing will be eligible to receive severance payments.

•	To the extent there are any changes to Raptor’s plans, we will inform you as soon as possible.

10.	Will my manager or reporting line change?

•	We do not expect changes to reporting lines or management structures through closing, other than ordinary course of business.

•	We will continue to keep you informed about progress and plans as they develop.

11.	What will happen to Raptor’s headquarters and other operating locations as a result of the transaction? Will I be asked/have the opportunity to relocate?

•	We have only just announced the transaction and many decisions by Horizon have yet to be made.

•	Through closing, Raptor employees will continue to operate from the same locations as they currently do.

12.	What does this mean for Julie and the rest of the Raptor management team? Will they join Horizon Pharma?

•	The Executive Management Team will continue to lead Raptor through the transaction closing.

•	We have only just announced the transaction and many decisions by Horizon have yet to be made.

•	We will continue to keep you informed about progress and plans as they develop.

13.	Will there be any changes to employee bonus awards for 2016?

•	All employees who remain employed through the closing will receive their 2016 bonus under the current eligibility rules.

14.	What will happen to my stock in Raptor? Should I tender my shares? How do I do that?

•	Pursuant to the agreement, Horizon Pharma will commence a tender offer to acquire all of the outstanding shares of Raptor for $9.00 per share in cash.

•	Employee shareholders may elect to participate in the tender offer with respect to any shares of Raptor stock that they own.

•	Along with Raptor’s other shareholders, employee shareholders will separately receive communications regarding the terms of the tender offer and instructions on how to tender their shares.

15.	What happens to my vested and unvested stock options?

•	At the time of the closing of the transaction, the unvested portion of your options will be automatically accelerated at 100% and all options will be cancelled and converted into a right to receive a cash payment based on the spread between the deal price and the exercise price of your options, minus taxes normally withheld.

•	All the logistics relating to your stock options will be done automatically, at the time of closing, unless you elect to exercise any vested options before that time.

16.	Can I exercise my vested options before the closing of the transaction?

•	Yes, you can exercise your vested options during open trading windows.

•	Ashley Gould will continue to review all exercise requests.

17.	What tax rates apply to the exercise of stock options?

•	We cannot provide tax advice to you.

•	You should consult your tax/financial advisor.

18.	Should we continue with our planned Regulatory interactions?

•	Raptor and Horizon Pharma will continue to operate as independent companies until the close of the transaction.

•	We will operate under our current operational plan until such time decisions are made to change that course.

19.	Do we have to get approval from Horizon Pharma on critical decisions before close?

•	Raptor and Horizon Pharma will operate as independent companies until the close of the transaction. The agreement does contain certain obligations on the part of Raptor prior to the closing of the transaction, and our legal team will provide more detail to the departments in the near future to ensure that we comply with our obligations under that agreement.

20.	How should I handle previously scheduled travel, business meetings, etc.? Does the same apply to international trips?

•	Until the transaction closes, you should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

21.	How should we manage current programs?

•	Until the close of the transaction, our operational plan remains unchanged. As always, continue to discuss with your manager and legal any need to sign contracts committing funds or external resources.

22.	What should I do if I am contacted by an external party such as the media or an investor?

•	Consistent with company policy, any external inquiries, including from investors, media, etc., should be directed to Kim Lee, Vice President Corporate Strategy and Communications.

•	Her phone number is 415-408-6351.

23.	Who can I contact if I have more questions?

•	If you have any questions, please do not hesitate to reach out to your manager or functional leader.

•	During this transition period, we will endeavor to keep you informed of planning activities and updates.

24.	How does this affect the work on the Raptor pipeline? Will Horizon Pharma continue to work on the programs already underway?

•	Horizon Pharma has indicated interest in several of the ongoing clinical programs.

•	For now and until the transaction closes, our operational plans remain unchanged.

•	After the close, the combined company’s management will pursue the programs that it determines are in the best interest of the combined company.

25.	How will the integration process be managed?

•	Raptor will be organizing Pre-Close Planning and Communications teams for all functions globally, led by Dave Happel and Justin Ford, respectively, to help answer employee questions, communicate updates and assist Raptor employees with transition questions or activities prior to the close.

•	We will announce communications meetings as appropriate to keep everyone informed

26.	How will Raptor fit into the overall organization of Horizon Pharma? When will we know what the new organizational structure will be?

•	All current roles will remain unchanged until the close.

•	The Pre-Close Planning and Communications teams led by Dave Happel and Justin Ford, respectively, will work with Horizon Pharma’s integration planning team.

•	As the planning progresses, new information will become available and will be communicated to employees in a timely manner.

Additional Information and Where to Find It

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Raptor’s common stock or other securities. Merger Sub has not commenced the tender offer (the “Offer”) for common stock described in this communication. Upon commencement of the Offer, Parent and Merger Sub will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and related exhibits, including an offer to purchase (the “Offer to Purchase”), letter of transmittal (the “Letter of Transmittal”), and other related documents and, thereafter, Raptor will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, holders of common stock and other Raptor securities can obtain these documents free of charge from the SEC’s website at www.sec.gov. Holders of Shares and other Raptor securities may also obtain, at no charge, any documents filed with or furnished to the SEC by Raptor from the “SEC Filings” section of Raptor’s website at http://ir.raptorpharma.com/sec.cfm. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF RAPTOR’S SECURITIES ARE ADVISED TO READ THESE DOCUMENTS AND RELATED EXHIBITS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES TO MERGER SUB PURSUANT TO THE OFFER.

Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current plans, beliefs, estimates, assumptions and expectations and include without limitation statements regarding the planned completion of the

Offer and the merger (the “Merger”). Forward-looking statements involve inherent risks and uncertainties and there are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements. These factors include risks and uncertainties related to, among other things: adverse conditions in the U.S. and international economies; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to obtain necessary regulatory approvals; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the Offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.